UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SALLY BEAUTY HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
79546E104
(CUSIP Number)
Barbara Parker Sageview Capital LP 55 Railroad Avenue Greenwich, CT 06830 Tel. No.: 203-625-4230
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064
September 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79546E104	Page 2 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Capital Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 7,615,346 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 7,615,346 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,615,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 3 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Capital Partners (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 7,615,346 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 7,615,346
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,615,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 4 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Capital Partners (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 7,615,346 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 7,615,346
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,615,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 5 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Partners (C) (Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 7,615,346 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 7,615,346
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,615,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 6 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Capital GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 7,615,346 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 7,615,346 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,615,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 7 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Sageview Capital MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 7,615,346 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 7,615,346 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,615,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 8 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Edward A. Gilhuly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 7,615,346 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 7,615,346
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,615,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 9 of 16 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Scott M. Stuart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 7,615,346 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 7,615,346
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,615,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 79546E104	Page 10 of 16 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Initial Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2008 (together, the “Initial Statement”) relating to the common stock, par value $.01 per share (the “Common Stock”), of Sally Beauty Holdings, Inc., a Delaware corporation (the “Company”), whose principal executive office is located at 3001 Colorado Boulevard, Denton, TX 76210. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

Item 2.	Identity and Background.

No Material Change.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

As disclosed in Item 5 hereto, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Company’s Common Stock and no longer have filing obligations to maintain this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

All ownership percentages set forth herein assume that there are 181,286,320 shares of Common Stock outstanding as of August 4, 2008, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2008.

(a) and (b)(i)  Sageview Master beneficially owns 7,615,346 shares of Common Stock (approximately 4.2% of the total number of outstanding shares of Common Stock). Sageview Master has sole voting power and sole dispositive power over the 7,615,346 shares of Common Stock.

(ii) Sageview (A) beneficially owns 7,615,346 shares of Common Stock (approximately 4.2% of the total number of outstanding shares of Common Stock). Sageview (A) has shared voting power and shared dispositive power over the 7,615,346 shares of Common Stock.

(iii) Sageview (B) beneficially owns 7,615,346 shares of Common Stock (approximately 4.2% of the total number of outstanding shares of Common Stock). Sageview (B) has shared voting power and shared dispositive power over the 7,615,346 shares of Common Stock.

(iv) Sageview (C) beneficially owns 7,615,346 shares of Common Stock (approximately 4.2% of the total number of outstanding shares of Common Stock). Sageview (C) has shared voting power and shared dispositive power over the 7,615,346 shares of Common Stock.

CUSIP No. 79546E104	Page 11 of 16 Pages

SCHEDULE 13D

(v) Sageview GenPar may be deemed to beneficially own 7,615,346 shares of Common Stock (approximately 4.2% of the total number of outstanding shares of Common Stock) by virtue of being the sole shareholder of the general partner of each of the Shareholders. Sageview GenPar has sole voting power and sole dispositive power over the 7,615,346 shares of Common Stock.

(vi) Sageview MGP may be deemed to beneficially own 7,615,346 shares of Common Stock (approximately 4.2% of the total number of outstanding shares of Common Stock) by virtue of being the general partner of Sageview GenPar. Sageview MGP has sole voting power and sole dispositive power over the 7,615,346 shares of Common Stock.

(vii) As a managing member of Sageview MGP, each of Messrs. Stuart and Gilhuly may be deemed to beneficially own any shares of Common Stock that Sageview MGP may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)              The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Schedule A hereto.

(d)              Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

(e)              On September 18, 2008, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Company’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material To Be Filed as Exhibits.
Exhibit 1:	Joint Filing Agreement, dated September 24, 2008, among the Reporting Persons.

CUSIP No. 79546E104	Page 12 of 16 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undertsigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2008

SAGEVIEW CAPITAL MASTER, L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL PARTNERS (C)(MASTER), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

CUSIP No. 79546E104	Page 13 of 16 Pages

SCHEDULE 13D

SAGEVIEW CAPITAL GENPAR, L.P.
By:	Sageview Capital MGP, LLC its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Co-President

SAGEVIEW CAPITAL MGP, LLC
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Co-President

/s/ Scott M. Stuart
Scott M. Stuart

/s/ Edward A. Gilhuly
Edward A. Gilhuly

CUSIP No. 79546E104	Page 14 of 16 Pages

SCHEDULE 13D

Schedule A

Transactions in the Common Stock, $0.01 par value of Sally Beauty Holdings, Inc.,

Sageview Capital Master, LP

(All transactions were made in the open market unless otherwise indicated)

Date	Buy/ Sell	Quantity	Price
8/7/2008	S	200,000	8.13
8/8/2008	S	450,000	8.23
8/11/2008	S	284,577	8.69
8/12/2008	S	52,000	8.35
9/8/2008	S	75,000	9.05
9/18/2008	S	168,000	9.15
9/19/2008	S	300,000	9.37
9/19/2008	S	220,000	9.25
9/22/2008	S	800,000	9.46

CUSIP No. 79546E104	Page 15 of 16 Pages

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached (the “Schedule 13D”), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Dated: September 24, 2008

SAGEVIEW CAPITAL MASTER, L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

CUSIP No. 79546E104	Page 16 of 16 Pages

SCHEDULE 13D

SAGEVIEW CAPITAL PARTNERS (C)(MASTER), L.P.
By:	Sageview Capital GenPar, Ltd. its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Director

SAGEVIEW CAPITAL GENPAR, L.P.
By:	Sageview Capital MGP, LLC its General Partner
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Co-President

SAGEVIEW CAPITAL MGP, LLC
By:	/s/ Scott M. Stuart
Name: Scott M. Stuart Title: Co-President

/s/ Scott M. Stuart
Scott M. Stuart

/s/ Edward A. Gilhuly
Edward A. Gilhuly